TC 1018

Act 10/2/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054094

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24062

SEC RECEIVED SEP 30 2002 PROCESSING WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2001 (MM/DD/YY) AND ENDING July 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hugo Marx & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 South 29th Street
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

V. Hugo Marx, Jr. — (205) 324-4534
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

B. Michael Clardy, C.P.A.
(Name — *if individual, state last, first, middle name*)

600 Vestavia Parkway, Suite 370,	Birmingham,	Alabama	35216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, V. Hugo Marx, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hugo Marx & Co., Inc., as of July 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public exp. 6/26/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Consolidated Financial Statements
and Supplemental Information

HUGO MARX & CO., INC. AND SUBSIDIARY

July 31, 2002

Audited Consolidated Financial Statements

Other Financial Information

B. MICHAEL CLARDY
CERTIFIED PUBLIC ACCOUNTANT
HIGHPOINT OFFICE CENTER
600 VESTAVIA PARKWAY, SUITE 370
BIRMINGHAM, ALABAMA 35216
TELEPHONE (205) 822-2300
FAX (205) 822-8239

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC
ACCOUNTANTS

MEMBER
ALABAMA SOCIETY
OF CERTIFIED PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

I have audited the accompanying consolidated statement of financial condition of Hugo Marx & Co., Inc. and Subsidiary as of July 31, 2002, and the related consolidated statements of stockholders' equity, operations, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that you filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hugo Marx & Co., Inc. and Subsidiary as of July 31, 2002, and the results of their operations, changes in liabilities subordinated to claims of creditors and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules, pages twelve and thirteen, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Clardy, C.P.A.

August 29, 2002

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

HUGO MARX & CO., INC. AND SUBSIDIARY

July 31, 2002

ASSETS

Cash	$ 142,635
Accrued interest receivable	2,210
Securities owned:	
U.S. Government obligations	499,003
State and municipal obligations	290,238
Common stock	3,300
	792,541
Property and equipment:	
Land	30,000
Buildings and improvements	174,251
Furniture, fixtures and equipment	28,120
	232,371
Less allowance for depreciation	153,983
	78,388
Other assets:	
Prepaid expenses	486
Deferred income tax	30,700
Deposits - other	795
	31,981
	$1,047,755

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payroll taxes payable	$ 72
Accrued expenses	2,367
	2,439

STOCKHOLDERS' EQUITY

Common stock, par value $1,000 per share - authorized, issued and outstanding 100 shares	100,000
Additional paid-in capital	199,100
Retained earnings	746,216
	1,045,316
	$1,047,755

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

HUGO MARX & CO., INC. AND SUBSIDIARY

Year Ended July 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$100,000	$199,100	$820,508	$1,119,608
Spin off distribution of subsidiary	-0-	-0-	(33,100)	(33,100)
Net (loss)	-0-	-0-	(41,192)	(41,192)
BALANCE AT END OF YEAR	$100,000	$199,100	$746,216	$1,045,316

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

HUGO MARX & CO., INC. AND SUBSIDIARY

Year Ended July 31, 2002

Revenue:	
Gain on firm securities trading and investment accounts	$ 4,562
Interest income	29,164
Rental income	15,000
	48,726
Expenses:	
Employee compensation and benefits	52,542
Commissions and clearance fees	725
Communications	8,589
Occupancy and equipment costs	19,119
Promotional costs	2,554
Regulatory fees and expenses	2,315
Other expenses	13,774
	99,618
(LOSS) BEFORE INCOME TAXES	(50,892)
Income tax (benefit) - deferred	(9,700)
NET (LOSS)	$(41,192)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

HUGO MARX & CO., INC. AND SUBSIDIARY

Year Ended July 31, 2002

Balance at beginning and end of year (no change during the year)	$ -0-

See consolidated notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

HUGO MARX & CO., INC. AND SUBSIDIARY

Year Ended July 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)		$ (41,192)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Depreciation	$ 9,596	
Changes in assets and liabilities:		
(Increase) decrease in:		
Accrued interest receivable	(35)	
Refundable federal income tax	5,976	
Securities owned	124,366	
Prepaid expenses	522	
Deferred income taxes	(9,700)	
Decrease (increase) in:		
Payroll taxes payable	(28)	
Accrued expenses	62	130,759
NET CASH PROVIDED BY OPERATING ACTIVITIES		89,567
CASH FLOWS FROM INVESTING ACTIVITIES - Purchase of office equipment		(1,841)
NET CASH (USED IN) FINANCING ACTIVITIES		(1,841)
NET INCREASE IN CASH		87,726
Cash at beginning of year		54,909
CASH AT END OF YEAR		$ 142,635

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -0-
Income taxes	-0-

See notes to consolidated financial statements.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business: Hugo Marx & Co., Inc., ("the Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is an Alabama corporation and has offices in Birmingham, Alabama.

The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, VHM Realty Corporation. All significant intercompany balances and transactions have been eliminated. On January 2, 2002, The Company approved and completed a spin-off distribution of its ownership in VHM. See Note D for additional information.

Cash and Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less, that are not held for sale in the ordinary course of business to be cash equivalents. The Company had no cash equivalents as of July 31, 2002.

Security Transactions: Securities owned are stated at market value. Unrealized gains and losses on the increase or decrease to market value are recognized as incurred. Investment income is recognized as earned.

Securities transactions and the related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the trade date.

Property and Equipment: Property and equipment are stated at cost. Expenditures for additions and major improvements that significantly extend the useful lives of the assets or increase their productivity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations.

Depreciation for building and improvements is provided by accelerated methods over 19 and 31.5 year periods. Depreciation for furniture, fixtures and equipment is provided by the straight-line method based on estimated useful lives ranging from five to eight years. For the year ended July 31, 2002, depreciation expense of $9,596 was charged to operations.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes: Deferred income taxes result from timing differences which arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. Differences are expected to reverse in subsequent periods.

Fair Values of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature approximate current fair value. The Company's borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at July 31, 2002.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE B - EXEMPTION UNDER SEC RULE 15C3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i) since it maintains a special account for the exclusive benefit of customers. The balance of the special bank account amounted to $910 as of July 31, 2002.

NOTE C - INCOME TAXES

For federal income tax purposes, the Company files a consolidated income tax return with its subsidiary. Separate returns are filed for state income tax purposes. The Company uses the cash basis method of accounting for income tax purposes and the accrual basis method of accounting for financial reporting purposes.

Income tax expense (benefit) the year ended July 31, 2002 consists of the following:

	Amount
Deferred:	
Federal	$ (3,000)
State	(6,700)
Total	$ (9,700)

NOTE C - INCOME TAXES - CONTINUED

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of July 31, 2002 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$32,200
Deferred tax liabilities:	
Depreciation of property and equipment	(1,200)
Cash basis method of accounting	(300)
	(1,500)
Net Deferred Tax Asset	$30,700

Income tax (benefit) at the maximum federal income tax rate differs from the actual income tax (benefit) primarily due to the use of rates less than the maximum rate and tax-exempt interest income.

At July 31, 2002, the Company has net operating loss carryforwards for Federal and State income tax purposes of approximately $61,000 and $355,000, respectively which expire in varying amounts from 2003 to 2022.

NOTE D - TAX-FREE DISTRIBUTION OF VHM REALTY CORPORATION

On January 2, 2002, the Company's Board of Directors approved the spin-off of its ownership of VHM Realty Corporation to its shareholders. The distribution was conducted as a tax-free distribution under Section 355 of the Internal Revenue Code and resulted in charges of $33,100 to retained earnings for the year ended July 31, 2002.

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the Net Capital Rule) under the Securities Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At July 31, 2002, the Company's aggregate indebtedness and net capital were $2,439 and $918,009, respectively, a ratio of .003 to 1. Required net capital is $100,000.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with high quality financial institutions. At times such balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") limit. Accounts at each financial institution are insured by the FDIC up to $100,000.

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include brokers-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE G - STOCK REDEMPTION

Upon the death of any stockholder, the personal representative of the deceased stockholder is obligated by agreement to offer to the Company and the Company is obligated to purchase all of the Company's Common Stock owned by the deceased stockholder. The offer must be made within one month following the court appointment of the representative. The Company must pay the purchase price as defined below, within forty-five days from the date it receives notice. The agreement also places restrictions on the sale, assignment, pledge or transfer of the Company's stock by any shareholder.

The purchase price shall be calculated using the book value as of the last day of the month immediately preceding either date of death or date of notice to the Company. This base shall be adjusted on a pro rata basis for any insurance proceeds on the life of the deceased stockholder.

NOTE H - RELATED PARTY TRANSACTIONS

The Company leases office space to several businesses owned or controlled by the Company's stockholders. The lease arrangements are on a month-to-month basis and amount to $1,250 per month as of July 31, 2002. The Company received $15,000 under these arrangements during the year ended July 31, 2002.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

HUGO MARX & CO., INC. AND SUBSIDIARY

July 31, 2002

COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$1,045,316
Deductions - total non-allowable assets from Consolidated Statement of Financial Condition	113,669
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	931,647
Haircuts on securities	13,638
NET CAPITAL	$ 918,009
COMPUTATION OF BASIC NET CAPITAL REQUIRED	
Net capital required	$ 100,000
Excess net capital	$ 818,009
Excess net capital at 1,000% defined as net capital less 10% of total aggregate indebtedness	$ 917,765
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from Consolidated Statement of Financial Condition	$ 2,439
Percentage of aggregate indebtedness to net capital	0.3%

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION PURSUANT TO RULE 15c3-1

HUGO MARX & CO., INC. AND SUBSIDIARY

July 31, 2002

	Stock-holders' Equity	Additions	Deductions	Net Capital Before Haircuts on Securities Positions	Aggregate Indebtedness
As shown by unaudited consolidated statement of financial condition	$1,034,568	$ -0-	$104,267	$930,301	$ 72
Audit adjustments:					
Increase in accrued interest receivable	2,210	-0-	-0-	2,210	-0-
Increase in securities owned	1,503	-0-	-0-	1,503	-0-
(Decrease) in property and equipment	(784)	-0-	(784)	-0-	-0-
Increase in prepaid expenses	486	-0-	486	-0-	-0-
(Increase) in accrued expenses	(2,367)	-0-	-0-	(2,367)	2,367
Increase in deferred income tax	9,700	-0-	9,700	-0-	-0-
As shown by audited consolidated statement of financial condition	$1,045,316	$ -0-	$113,669	$931,647	$ 2,439

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

HUGO MARX & CO., INC. AND SUBSIDIARY

JULY 31, 2002

B. MICHAEL CLARDY
CERTIFIED PUBLIC ACCOUNTANT
HIGHPOINT OFFICE CENTER
600 VESTAVIA PARKWAY, SUITE 370
BIRMINGHAM, ALABAMA 35216
TELEPHONE (205) 822-2300
FAX (205) 822-8239

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC
ACCOUNTANTS

MEMBER
ALABAMA SOCIETY
OF CERTIFIED PUBLIC
ACCOUNTANTS

To the Board of Directors
Hugo Marx & Co., Inc.
Birmingham, Alabama

In planning and performing my audit of the consolidated financial statements of Hugo Marx & Co., Inc. (the Company) for the year ended July 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17 a-5(g) in making the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Clarke, C.P.A.

August 29, 2002